UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  November 24, 2021

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Shares, no par value

Item 8.  Certain Unregistered Sales of Equity Securities

All $ amounts herein are expressed in Canadian dollars

On November 24, 2021, Contact Gold Corp. (the "Company") announced closing of the first tranche of a non-brokered private placement (the "Offering") resulting in the issuance of 57,600,000 units of the Company ("Unit") at a price of $0.05 per Unit for gross proceeds of $2,880,000.

Each Unit consisted of one common share in the capital of the Company ("Common Share") and one half of one Common Share purchase warrant (each whole warrant, a "Warrant"), with each Warrant entitling the holder to purchase an additional Common Share at a price of $0.075 per share for a period of 24 months from the closing date (the "Expiry Date").  In the event that at any time between four months and one day following the closing date and the Expiry Date, the Common Shares trade on the TSX Venture Exchange (the "TSXV") at a closing price which is equal to or greater than $0.15 for a period of ten consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date such notice is provided.

The Units were offered and sold pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the "U.S. Securities Act"), and without qualification under Regulation A.  Units were offered and sold: (a) outside the United States to non-U.S. persons pursuant to Rule 903 of Regulation S under the U.S. Securities Act, and (b) in the United States to "accredited investors" (as defined in Rule 501(a) of Regulation D) pursuant to Rule 506(b) of Regulation D under the U.S. Securities Act.

The securities issued pursuant to the Offering will be subject to a four month and one day statutory hold period in Canada.

The net proceeds of the Offering are expected to be used to undertake further drilling at Contact Gold's Green Springs gold project & continued exploration at the Pony Creek gold project, each located in Nevada, and for general working capital purposes.

Finder fees paid in cash in connection with the closing of this tranche of the Offering totaled $51,088.74. No finders' fees are expected to be payable relating to the second tranche.

The Company expects the second tranche to close on or about November 29, 2021.

The closing of the Offering remains subject to the final approval of the TSXV.

The Offering included subscriptions by several insiders of the Company, including certain officers and directors, for an aggregate of 12,770,420 Units.

Mr. John Dorward is an insider of the Company. As of November 22, 2021, immediately prior to the closing of the Offering, Mr. Dorward directly and indirectly held an aggregate of 2,469,834 Common Shares and convertible securities, including warrants, stock options and deferred share units, entitling Mr. Dorward to acquire an additional 2,088,583 Common Shares, representing approximately 1.02% of the issued and outstanding Common Shares, and approximately 1.87% of the number of issued and outstanding Common Shares on a partially diluted basis assuming exercise of such convertible securities only.  Pursuant to the Offering, Mr. Dorward subscribed for an aggregate of 4,000,000 Common Shares at a price of $0.05 per Unit.  Following the closing of the Offering, Mr. Dorward indirectly and directly holds an aggregate of 6,469,834 Common Shares, and Warrants entitling Mr. Dorward to acquire up to an additional 2,375,000 Common Shares, representing approximately (i) 2.15% of the issued and outstanding Common Shares post-closing, (ii) approximately 2.64% of the outstanding Common Shares on a partially diluted basis, assuming conversion and exercise of the convertible securities only; and (iii) approximately 3.39% of the outstanding number of Common Shares on a partially diluted basis assuming conversion only his convertible securities and his Warrants for the maximum number of Common Shares.

Mr. Matthew Lennox-King is an insider of the Company. As of November 22, 2021, immediately prior to the closing of the Offering, Mr. Lennox-King directly held an aggregate of 2,978,267 Common Shares and convertible securities including warrants, stock options and restricted share units, entitling Mr. Lennox-King to acquire an additional 1,745,834 Common Shares, representing approximately 1.23% of the issued and outstanding Common Shares, and approximately 1.94% of the number of issued and outstanding Common Shares on a partially diluted basis assuming exercise of such convertible securities only.  Pursuant to the Offering, Mr. Lennox-King subscribed for an aggregate of 3,082,000 Common Shares at a price of $0.05 per Unit.  Following the closing of the Offering, Mr. Lennox-King directly holds an aggregate of 6,060,267 Common Shares, and Warrants entitling Mr. Lennox-King to acquire up to an additional 1,916,000 Common Shares, representing approximately (i) 2.01% of the issued and outstanding Common Shares post-closing, (ii) approximately 2.41% of the outstanding Common Shares on a partially diluted basis, assuming conversion and exercise of the convertible securities only; and (iii) approximately 3.01% of the outstanding number of Common Shares on a partially diluted basis assuming conversion only his convertible securities and his Warrants for the maximum number of Common Shares.

Mr. John Wenger is an insider of the Company. As of November 22, 2021, immediately prior to the closing of the Offering, Mr. Wenger directly held an aggregate of 462,740 Common Shares and convertible securities including warrants, stock options and restricted share units, entitling Mr. Wenger to acquire an additional 1,675,040 Common Shares, representing approximately 0.19% of the issued and outstanding Common Shares, and approximately 0.88% of the number of issued and outstanding Common Shares on a partially diluted basis assuming exercise of such convertible securities only.  Pursuant to the Offering, Mr. Wenger subscribed for an aggregate of 1,540,000 Common Shares at a price of $0.05 per Unit.  Following the closing of the Offering, Mr. Wenger directly holds an aggregate of 2,002,740 Common Shares, and Warrants entitling Mr. Wenger to acquire up to an additional 1,240,040 Common Shares, representing approximately (i) 0.66% of the issued and outstanding Common Shares post-closing, (ii) approximately 1.05% of the outstanding Common Shares on a partially diluted basis, assuming conversion and exercise of the convertible securities only; and (iii) approximately 1.45% of the outstanding number of Common Shares on a partially diluted basis assuming conversion only his convertible securities and his Warrants for the maximum number of Common Shares.

Mr. Andrew Farncomb is an insider of the Company.  As of November 22, 2021, immediately prior to the closing of the Offering, Mr. Farncomb directly and indirectly held an aggregate of 562,288 Common Shares and convertible securities including warrants, stock options and restricted share units, entitling Mr. Farncomb to acquire an additional 2,126,480 Common Shares, representing approximately 0.23% of the issued and outstanding Common Shares, and approximately 1.10% of the number of issued and outstanding Common Shares on a partially diluted basis assuming exercise of such convertible securities only.  Pursuant to the Offering, Mr. Farncomb indirectly subscribed for an aggregate of 4,148,420 Common Shares at a price of $0.05 per Unit.  Following the closing of the Offering, Mr. Farncomb directly and indirectly holds an aggregate of 4,710,708 Common Shares, and Warrants entitling Mr. Farncomb to acquire up to an additional 3,039,190 Common Shares, representing approximately (i) 1.56% of the issued and outstanding Common Shares post-closing, (ii) approximately 1.91% of the outstanding Common Shares on a partially diluted basis, assuming conversion and exercise of the convertible securities only; and (iii) approximately 2.87% of the outstanding number of Common Shares on a partially diluted basis assuming conversion only his convertible securities and his Warrants for the maximum number of Common Shares.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:	/s/ John Wenger
John Wenger, Chief Financial Officer

Date November 29, 2021